Securities and Exchange Commission
100 F Street N.E.
Room 1580
Washington, D.C. 20549
Attention: Mara Ransom

May 12, 2021

Re:	AEP TRANSMISSION COMPANY, LLC
Registration Statement No. 333-255605

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AEP Transmission Company, LLC hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 5:00 p.m. on May 14, 2021, or as soon thereafter as is practicable.

Very truly yours,

AEP TRANSMISSION COMPANY, LLC

By: /s/ David C. House
David C. House
Assistant Secretary

cc: Timothy Collins